Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007

First Niagara and NewAlliance Detail CRA Investments and
Workforce Plans for New England Following the Banks’
April 2011 Merger
NEW HAVEN, Conn., December 20, 2010 — As First Niagara Financial Group, Inc. (Nasdaq: FNFG) and NewAlliance Bancshares, Inc. (NYSE: NAL) continue the process of preparing for merger completion and integration in April 2011, pending regulatory and shareholder approval, the banks today jointly announced additional details on Community Reinvestment Act (CRA) investments and workforce plans.
COMMUNITY REINVESTMENT ACT INVESTMENTS
The banks jointly announced their five-year plan to invest more than $1 billion in CRA and other economic development initiatives within NewAlliance’s legacy market.
As indicated when their merger plan was first announced in August, the banks will continue the outstanding record of NewAlliance in its legacy markets by perpetuating key programs and investments in areas such as small business lending, residential lending in low- to moderate-income census tracts, and community development lending.
“NewAlliance’s outstanding CRA program has served the region well,” said First Niagara President and Chief Executive Officer John R. Koelmel. “We intend to build on past successes and take the very best elements from each of our banks’ robust CRA initiatives to continue making a positive difference in the communities we serve, not only in Connecticut and Massachusetts, but wherever we do business.”
First Niagara and NewAlliance’s CRA plan, to be implemented upon completion of the merger, includes the following:
•	$750 million in small business loans including doubling Small Business Administration (SBA) loans to qualified loan applicants
•	$250 million in low- to moderate-income lending, including a $30 million loan pool with special rates and reduced fees
•	$100 million in community development loans, with a focus on revitalizing low- and moderate-income areas and, where possible, expand community related programs

•	$7.5 million in First Niagara Foundation funding to support nonprofit and charitable organizations
•	$4.5 million for community and economic development, education and youth programs
•	$2 million for community sponsorships, local branch support and regional events
In addition, as previously announced, the NewAlliance Foundation will fulfill the $6.7 million balance of its $25 million commitment to the First City Fund. Upon completion of the merger, the NewAlliance Foundation itself will be independent from the combined banks.
WORKFORCE PLANNING
The workforce plan calls for a net reduction of 50 positions in 2011, or 4 percent of NewAlliance’s current 1,200-employee workforce. As previously announced, First Niagara anticipates its workforce in New England will return to NewAlliance’s current employment levels by the end of 2012 as the bank implements its growth strategy in the region.
While First Niagara and NewAlliance expect up to 230 back-office and support positions at the New England bank to be impacted by workforce reduction and consolidation next year, the banks also plan to create about 180 new customer-facing positions in the region in 2011. Half of the impacted back-office and support positions are located in New Haven and with the balance in Manchester and other NewAlliance back-office locations.
The banks have been communicating departmental-level workforce plans with teams of NewAlliance employees since the beginning of November, more than five months ahead of next year’s anticipated merger completion date. Of the 230 impacted employees, 60 employees have already elected to take severance, retire or pursue opportunities outside the bank rather than apply for new positions within First Niagara, leaving employees in roughly 65 positions in New Haven, 95 positions in Manchester and 10 positions in other locations without permanent positions with First Niagara. However, alternatives are still being investigated for these 170 employees.

“The decision to eliminate even one job is a difficult one, and we’ve used the last four months to work closely with our colleagues at NewAlliance to develop a workforce plan that minimizes the impact on employees,” Koelmel said. “The creation of many new customer-facing positions in NewAlliance’s legacy market, combined with normal attrition and retirements, will further minimize the number of positions impacted by the merger.”
No changes will be made to the NewAlliance workforce until after completion of the transaction anticipated in April 2011, and effected employees will receive severance compensation and be eligible for outplacement counseling and services.
The 180 new positions in 2011 will reposition the banks’ workforce in Connecticut and Massachusetts to be more heavily focused on retail and commercial banking services, in order to drive the combined institutions’ growth in New England. The newly created positions will include senior commercial lending, cash management, retail management and other professional banking roles, in addition to some branch personnel. More customer facing employees will enable the banks to expand branch hours, implement First Niagara’s sales model in New England, and provide enhanced capabilities in middle market and commercial real estate lending as well as cash management services.
First Niagara also reported that a national search firm, Korn/Ferry International, has been actively recruiting for the newly created position of New England regional president. An initial slate of candidates has been identified and first round interviews have started. In the meantime, First Niagara Executive Vice President Frank J. Polino is leading the merger’s Transition Team.
All 88 NewAlliance locations will remain open after the merger and no branch positions will be impacted by the workforce plans announced today. In addition, the NewAlliance Bank Building on Church Street in New Haven will become the financial institutions ’ New England Regional Market Center.
About NewAlliance Bancshares
NewAlliance Bancshares is a New Haven, Connecticut headquartered regional banking and financial services company and the parent company of NewAlliance Bank, the third largest bank headquartered in Connecticut and fourth largest headquartered in New England. NewAlliance Bank has a network of 88 branches in Connecticut and western Massachusetts with assets of $8.8 billion. NewAlliance Bank provides a full range of consumer and commercial banking products and services, trust services and investment and insurance products and services. The bank’s website is at www.newalliancebank.com. Shareholders are encouraged to monitor the investor relations section of the company’s website.

About First Niagara Financial Group
First Niagara Financial Group, Inc., through its wholly owned subsidiary, First Niagara Bank, N.A., has $21 billion in assets, 257 branches and $13 billion in deposits. First Niagara Bank is a multi-state community-oriented bank with about 3,800 employees providing financial services to individuals, families and businesses. Upon completion of its pending merger with NewAlliance Bancorp, Inc. — subject to customary closing conditions including approvals from regulators and shareholders — First Niagara will have more than $29 billion in assets, $18 billion in deposits and 340 branches across Upstate New York, Pennsylvania, Connecticut and Massachusetts. For more information, visit www.fnfg.com.
Additional Information for Stockholders
In connection with the proposed merger, First Niagara Financial Group, Inc. (“First Niagara”) has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement/Prospectus for NewAlliance Bancshares, Inc. (“NewAlliance”) and First Niagara, as well as other relevant documents concerning the proposed transaction. NewAlliance and First Niagara have mailed the definitive Joint Proxy Statement/Prospectus to stockholders of NewAlliance and First Niagara (which mailings were first made on or about November 5, 2010). Stockholders are urged to read the Registration Statement and the definitive Joint Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of the definitive Joint Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. You may obtain free copies of this document as described in the preceding paragraph.

First Niagara Contact Leslie G. Garrity	Public Relations and Corporate Communications Manager (716) 819-5921 leslie.garrity@fnfg.com

NewAlliance Contact Paul McCraven	Senior Vice President, Community Development (203) 784-5001